UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: December 1, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on December 1, 2021.

SEQ_NO: 2

Date of announcement: 2021/12/01

Time of announcement: 19:44:04

Subject: Announcement on behalf of subsidiary, ASE Mauritius Inc., of disposition shares of ASE (Kunshan) Inc.

Date of events: 2021/12/01

To which item it meets: paragraph 20

Statement:

1.Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Shares of ASE (Kunshan) Inc.

2.Date of occurrence of the event:2021/12/01

3.Amount, unit price, and total monetary amount of the transaction:

Amount:29.85% of shares of ASE (Kunshan) Inc.

Unit price:NA

Total monetary amount:USD 69,253,732 (NTD 1,925,946,287)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Beijing Wise Road Asset Management Co., Ltd. or its designated affiliate company

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

USD 2,218,438 (NTD 61,694,761)

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment:

The buyer should pay the settlement payment on settlement date (equivalent to USD 51,228,788, plus the amount of cash deducting liabilities calculated from the book value of ASE (Kunshan) Inc. on 3 days before settlement date) to the seller, and it is expected to pay the final payment, USD 18,024,944, on the first business day after the 6-month period is expired from the settlement date.

Restrictive covenants in the contract, and other important terms and conditions:None

10.The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit：

By resolutions made by ASE Mauritius Inc.'s board of directors.

The reference basis for the decision on price:

With reference to preliminary calculation report of enterprise value issued by experts, and statement of reasonable opinion acquired from CPA

11.Net worth per share of the Company's underlying securities acquired or disposed of: NA

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: Cumulative number of shares held:NA

Monetary amount of the shares held: 0

Shareholding percentage:0%

Status of any restriction of rights:None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investmen to the total assets as shown in the most recent financial statement:3.8%

Current ratio of securities investmen to the equity attributable to owners of the parent as shown in the most recent financial statement:4.83%

working capital as shown in the most recent financial statement as of the present:-NTD 25,651,304 thousand

14.Broker and broker's fee: None

15.Concrete purpose or use of the acquisition or disposal:

To optimize ASE Group's OSAT business strategic composition in China and to utilize group resources efficiently hence strengthen the overall competitive power in China and strengthen the resources input in high tech R&D and production capacity in Taiwan

16.Any dissenting opinions of directors to the present transaction: None

17.Whether the counterparty of the current transaction is a related party: No

18.Date of the board of directors resolution:NA

19.Date of ratification by supervisors or approval by the Audit Committee:NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: JYH HER CPAs

22.Name of the CPA: Chen, Wei-Yue

23.Practice certificate number of the CPA: TPECPA#1804

24.Whether the transaction involved in change of business model: No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: NA

28.Any other matters that need to be specified: None

SEQ_NO: 3

Date of announcement: 2021/12/01

Time of announcement: 19:44:19

Subject: Announcement on behalf of subsidiary, Alto Enterprises Ltd., of disposition shares of ASE (Kunshan) Inc.

Date of events: 2021/12/01

To which item it meets: paragraph 20

Statement:

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Shares of ASE (Kunshan) Inc.

2.Date of occurrence of the event:2021/12/01

3.Amount, unit price, and total monetary amount of the transaction:

Amount:24.63% of shares of ASE (Kunshan) Inc.

Unit price:NA

Total monetary amount:USD 57,134,328 (NTD 1,588,905,662)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Beijing Wise Road Asset Management Co., Ltd. or its designated affiliate company

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

USD 1,821,692 (NTD 50,661,255)

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment:

The buyer should pay the settlement payment on settlement date (equivalent to USD 42,263,749, plus the amount of cash deducting liabilities calculated from the book value of ASE (Kunshan) Inc. on 3 days before settlement date) to the seller, and it is expected to pay the final payment, USD 14,870,579, on the first business day after the 6-month period is expired from the settlement date. Restrictive covenants in the contract, and other important terms and conditions:None

10.The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit：

By resolutions made by Alto Enterprises Ltd.'s board of directors.

The reference basis for the decision on price:

With reference to preliminary calculation report of enterprise value issued by experts, and statement of reasonable opinion acquired from CPA

11.Net worth per share of the Company's underlying securities acquired or disposed of: NA

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Cumulative number of shares held:NA

Monetary amount of the shares held: 0

Shareholding percentage:0%

Status of any restriction of rights:None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investmen to the total assets as shown in the most recent financial statement:0.98%

Current ratio of securities investmen to the equity attributable to owners of the parent as shown in the most recent financial statement:1.25%

working capital as shown in the most recent financial statement as of the present:-NTD 25,651,304 thousand

14.Broker and broker's fee: None

15.Concrete purpose or use of the acquisition or disposal:

To optimize ASE Group's OSAT business strategic composition in China and to utilize group resources efficiently hence strengthen the overall competitive power in China and strengthen the resources input in high tech

R&D and production capacity in Taiwan

16.Any dissenting opinions of directors to the present transaction: None

17.Whether the counterparty of the current transaction is a related party: No

18.Date of the board of directors resolution:NA

19.Date of ratification by supervisors or approval by the Audit Committee:NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: JYH HER CPAs

22.Name of the CPA: Chen, Wei-Yue

23.Practice certificate number of the CPA: TPECPA#1804

24.Whether the transaction involved in change of business model: No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: NA

28.Any other matters that need to be specified: None

SEQ_NO: 4

Date of announcement: 2021/12/01

Time of announcement: 19:45:47

Subject: Announcement on behalf of subsidiary, ASE Investment (Kunshan) Limited, of disposition shares of ASE (Kunshan) Inc.

Date of events: 2021/12/01

To which item it meets: paragraph 20

Statement:

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Shares of ASE (Kunshan) Inc.

2.Date of occurrence of the event:2021/12/01

3.Amount, unit price, and total monetary amount of the transaction:

Amount:45.52% of shares of ASE (Kunshan) Inc.

Unit price:NA

Total monetary amount:USD 105,611,940 (NTD 2,937,068,051)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty:

Beijing Wise Road Asset Management Co., Ltd. or its designated affiliate company

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party,

announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

USD 3,737,639 (NTD 103,943,741)

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment:

The buyer should pay the settlement payment on settlement date (equivalent to USD 78,123,901, plus the amount of cash deducting liabilities calculated from the book value of ASE (Kunshan) Inc. on 3 days before settlement date) to the seller, and it is expected to pay the final payment, USD 27,488,039, on the first business day after the 6-month period is expired from the settlement date.

Restrictive covenants in the contract, and other important terms and conditions:None

10.The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit：

By resolutions made by ASE Investment (Kunshan) Limited's board of directors

The reference basis for the decision on price:

With reference to preliminary calculation report of enterprise value issued by experts, and statement of reasonable opinion acquired from CPA

11.Net worth per share of the Company's underlying securities acquired or disposed of: NA

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: Cumulative number of shares held:NA

Monetary amount of the shares held: 0

Shareholding percentage:0%

Status of any restriction of rights:None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investmen to the total assets as shown in the most recent financial statement:0%

Current ratio of securities investmen to the equity attributable to owners of the parent as shown in the most recent financial statement:0%

working capital as shown in the most recent financial statement as of the present:-NTD 25,651,304 thousand

14.Broker and broker's fee: None

15.Concrete purpose or use of the acquisition or disposal:

To optimize ASE Group's OSAT business strategic composition in China and to utilize group resources efficiently hence strengthen the overall competitive power in China and strengthen the resources input in high tech R&D and production capacity in Taiwan

16.Any dissenting opinions of directors to the present transaction: None

17.Whether the counterparty of the current transaction is a related party: No

18.Date of the board of directors resolution:NA

19.Date of ratification by supervisors or approval by the Audit Committee:NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: JYH HER CPAs

22.Name of the CPA: Chen, Wei-Yue

23.Practice certificate number of the CPA: TPECPA#1804

24.Whether the transaction involved in change of business model: No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: NA

28.Any other matters that need to be specified: None

SEQ_NO: 5

Date of announcement: 2021/12/01

Time of announcement: 19:46:07

Subject: Announcement on behalf of subsidiary, Global Advanced Packaging Technology Limited, of disposition shares of GAPT Holding Limited

Date of events: 2021/12/01

To which item it meets: paragraph 20

Statement:

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):Shares of GAPT Holding Limited.

2.Date of occurrence of the event:2021/12/01

3.Amount, unit price, and total monetary amount of the transaction:

Amount:430,247,551 shares

Unit price: USD2.8542/Share (NTD79.37/Share)

Total monetary amount:USD 1.228billion (NTD 34,150,680 thousand)

4.Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Beijing Wise Road Asset Management Co., Ltd. or its designated affiliate company

Relationship with the Company: None

5.Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6.Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8.Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

USD 620,945,466 (NTD17,268,493,423)

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment:

The buyer should pay the settlement payment on settlement date (equivalent to USD 908,382,562, plus the amount of cash deducting liabilities calculated from the book value of GAPT Holding Limited. on 3 days before settlement date) to the seller, and it is expected to pay the final payment, USD 319,616,438, on the first business day after the 6-month period is expired from the settlement date.

Restrictive covenants in the contract, and other important terms and conditions:None

10.The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction and the decision-making unit：

By resolutions made by Global Advanced Packaging Technology Limited's board of directors

The reference basis for the decision on price:

With reference to preliminary calculation report of enterprise value issued by experts, and statement of reasonable opinion acquired from CPA

11.Net worth per share of the Company's underlying securities acquired or disposed of: USD1.0706(NTD29.77)

12.Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Cumulative number of shares held:0

Monetary amount of the shares held:0

Shareholding percentage:0%

Status of any restriction of rights:None

13.Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Current ratio of securities investmen to the total assets as shown in the most recent financial statement:4.31%

Current ratio of securities investmen to the equity attributable to owners of the parent as shown in the most recent financial statement:5.47%

working capital as shown in the most recent financial statement as of the present:-NTD 25,651,304 thousand

14.Broker and broker's fee:None

15.Concrete purpose or use of the acquisition or disposal:

To optimize ASE Group's OSAT business strategic composition in China and to utilize group resources efficiently hence strengthen the overall competitive power in China and strengthen the resources input in high tech R&D and production capacity in Taiwan

16.Any dissenting opinions of directors to the present transaction: None

17.Whether the counterparty of the current transaction is a related party: No

18.Date of the board of directors resolution:NA

19.Date of ratification by supervisors or approval by the Audit Committee:NA

20.Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.Name of the CPA firm: JYH HER CPAs

22.Name of the CPA: Chen, Wei-Yue

23.Practice certificate number of the CPA: TPECPA#1804

24.Whether the transaction involved in change of business model: No

25.Details on change of business model: NA

26.Details on transactions with the counterparty for the past year and the expected coming year: None

27.Source of funds: NA

28.Any other matters that need to be specified: None

SEQ_NO: 6

Date of announcement: 2021/12/01

Time of announcement: 19:46:26

Subject: Announcement of related matters of subsidiaries of the Company which are deemed as a TWSE listed companies met announcement requirement of paragraph 49

Date of events: 2021/12/01

To which item it meets: paragraph 49

Statement:

1. Name of the major subsidiary、Article 7 paragraph 3 subsidiary deemed as the listed company, or a subsidiary of a listed company applies for listing of securities in an overseas securities market for trading:

(1)GAPT Holding Limited

(2)ASE (Kunshan) Inc.

2.Cause of occurrence of the event (reduce the percentage of shareholding, contributions or lose control ): Reducing shareholding and losing control

3.Method of shareholding or contributions reduction (Please specify the date, reason, method, reduction percentage, volume, unit price, and total amount each time):

The BOD of the Company resolved to sell 100% shares of GAPT Holding Limited and ASE (Kunshan) Inc. which are indirectly held currently. (The transaction amounts are (1)USD 1.228 billion and (2)USD 0.232 billion)

4.Method of loss of control(Please specify the date, reason, and method):

Date:2021/12/01

Reason and method:

In order to optimize ASE Group's OSAT business strategic composition in China and to utilize group resources efficiently hence strengthen the overall competitive power in China and strengthen the resources input in high tech R&D and production capacity in Taiwan, the proposal of sale of the share are resolved and approved by BOD of the Company and related subsidiaries.

5.Equity (or capital) recipient or counterparty (please list separately for each transaction): Beijing Wise Road Asset Management Co., Ltd. or its designated affiliate company

6.Relationship with counterparty (Please specify the relationship with counterparty each time): None

7.Gains (or losses) on disposal (Please specify the gains (or losses) on disposal each time.If there is no gains (or losses), please fill in “NA”):

(1)GAPT Holding Limited：USD 620,945,466

(2)ASE (Kunshan) Inc.：USD 7,777,769

8.Cumulative reduction of shareholding in major subsidiaries, Article 7 paragraph 3 subsidiary deemed as the listed company, or a subsidiary of a listed company applies for listing of securities in an overseas securities market for trading so far (including the current transaction):

(1)GAPT Holding Limited：100%

(2)ASE (Kunshan) Inc.：100%

9.Shareholding in major subsidiaries, Article 7 paragraph 3 subsidiary deemed as the listed company, or a subsidiary of a listed company applies for listing of securities in an overseas securities market for trading at present (including the current transaction):

(1)GAPT Holding Limited：0%

(2)ASE (Kunshan) Inc.：0%

10.Name of independent expert and his/her opinion on reasonableness of pricing in each transaction:

Name of independent expert：Chen, Wei-Yue, JYH HER CPAs

Opinion on reasonableness of pricing: The transaction price is reasonable.

11.Name of independent expert and his/her opinion on the impact of reduction of shareholding or loss of control on the rights of the listed company's shareholders:

Name of independent expert：Chen, Wei-Yue, JYH HER CPAs

Opinion on the rights of the Company's shareholders:

The transaction has no material impact on the rights of the Company's shareholders.

12.Any effect on the ongoing listing of the parent company: No

13.Date of the audit committee resolution:2021/12/01

14.Details of audit committee resolution:

The audit committee approved the proposal accordingly without dissenting opinion by all independent directors with attendance and submitted to BOD for resolution.

15.Date of the board of directors resolution:2021/12/01

16.Details of board of directors resolution:

The BOD approved the proposal accordingly without dissenting opinion by all the directors with attendance.

17.Any other matters that need to be specified: None